Exhibit 99.1

NuCana Appoints Jeffrey D. Bloss, M.D. as Chief Medical Officer

Seasoned Physician-Executive Further Strengthens Leadership Team

Edinburgh, United Kingdom, August 10, 2021 (GLOBE NEWSWIRE) – NuCana plc, a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer, announced the appointment of Jeffrey D. Bloss, M.D. as Chief Medical Officer. Dr. Bloss will be based in NuCana’s US offices located outside Boston, MA.

“We are delighted to welcome Jeff to the executive team at NuCana,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “Jeff brings over two decades of experience leading clinical development and medical affairs at several biotechnology and pharmaceutical companies. His achievements include leading the development, approval and commercialization of numerous blockbuster oncology drugs, which will be invaluable to NuCana as we continue to advance our ProTide pipeline through the clinic and, if approved, towards commercialization.”

Dr. Bloss said, “I am excited to join NuCana and look forward to furthering its mission of improving treatment outcomes for patients with cancer by developing more effective and safer medicines. The Company’s phosphoramidate chemistry approach has the potential to positively impact the lives of millions of patients with cancer. With an ongoing Phase III clinical study of Acelarin plus cisplatin in patients with biliary tract cancer, the upcoming initiation of a Phase III clinical study of NUC-3373 in combination with other agents in patients with colorectal cancer and an ongoing Phase I clinical study of NUC-7738 in patients with solid tumors, I could not be joining NuCana at a more exciting time.”

Jeffrey Bloss, M.D. brings over 25 years of leadership experience in oncology at multiple biopharmaceutical companies including Astellas, GlaxoSmithKline, Xencor, Onyx, Genentech and Eli Lilly. During his career Dr. Bloss has been a key member of the teams responsible for the development, approval and commercialization of more than ten successful oncology drugs, including Gemzar®, Tarceva®, Sorafenib®, Tykerb® and Xtandi®. Immediately prior to joining NuCana, Dr. Bloss served as Chief Medical Officer of Tarveda Therapeutics, a venture-backed clinical-stage oncology company. Prior to Tarveda, Dr. Bloss was Chief Medical Officer and Senior Vice President, Medical Affairs at Aegerion. Before his work within industry, Dr. Bloss held a series of roles of increasing responsibility at the University of Missouri, Ellis Fischel Cancer Center and in the United States Air Force Medical Corps. Dr. Bloss completed his Residency in Obstetrics & Gynecology at Wilford Hall USAF Medical Center and his Fellowship in Gynecologic Oncology at the University of California, Irvine. He received his M.D. from Thomas Jefferson University Medical College and B.S. from Juniata College.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s robust pipeline includes three ProTides in clinical development. Acelarin and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is in a Phase III study for patients with advanced biliary tract cancer. NUC-3373 is in a Phase I study for the potential treatment of a wide range of patients with advanced solid tumors and a Phase Ib study for patients with metastatic colorectal cancer. Our third ProTide, NUC-7738, is a transformation of a novel nucleoside analog (3’-deoxyadenosine) and is in a Phase I study for patients with advanced solid tumors.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including Acelarin, NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; and the utility of prior non-clinical and clinical data in determining future clinical results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission (“SEC”) on March 4, 2021, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

T: +44 131 357 1111

E: info@nucana.com

Westwicke, an ICR Company

Chris Brinzey

T: +1 339-970-2843

E: chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

T: +1 212-223-4017

E: mjanic@rooneyco.com